Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

December 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2024 Filed November 14, 2024
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on December 4, 2024, regarding the Company’s Form 10-Q for the fiscal quarter ended September 30, 2024 (the “10-Q”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-Q. We have filed Amendment No. 1 to the 10-Q (the “Amendment”) with the Commission today.

Form 10-Q filed November 14, 2024 Statements of Cash Flows, page 6

1.	It appears that the cash acquired in business combinations should be classified as investing activities instead of as financing activities. See ASC 230-10-20.

Response: In response to this comment, the Company advises the Staff that the cash flows associated with cash acquired in business combinations have been reclassified as investing activities in accordance with ASC 230-10-20.

Note 1. Principal Activities and Organization The VIE Agreements with Xinca, page 9

2.	Regarding the January 31, 2024 Xinca acquisition, please include a footnote containing the business combination disclosures required by ASC 805-10-50 and ASC 805-20-50-1(c). Explain why no significant purchase price appears to have been allocated to identified intangible assets. Based on the disclosure in Note 8, it appears that Xinca comprises 20% of your total assets.

Response: In response to this comment, the Company advises the Staff that the footnotes to the financial statements have been updated to include the business combination disclosures required by ASC 805-10-50 and ASC 805-20-50-1(c). Xinca and SY Culture operate in the e-commerce industry, which is characterized by relatively high variability compared to other sectors due to rapid technological advancements, evolving consumer preferences, and competitive dynamics. These factors presented significant challenges in assigning a precise valuation to specific intangible assets within these acquisitions. Furthermore, the acquisition premium for both transactions was limited, which supported the decision to allocate the relevant portion of the purchase price to goodwill. This treatment more accurately reflects the nature of the transactions and the expected future benefits, which are tied to synergies and strategic opportunities rather than identifiable intangible assets. Additionally, as disclosed in Note 8, Xinca’s assets amount to $1,351,703, which represents approximately 19.1% of the Company’s total assets as of the reporting date.

3.	Your response to prior comment 5 does not explain how $379,525 of trade receivables were acquired in the Xinca acquisition when Xinca only generated $80,798 of annual revenue. Please clarify. See also the relevant guidance in ASC 805-20-50-1(b).

Response: In response to this comment, the Company advises the Staff that Note 21 has been updated to provide additional clarification regarding the $379,525 of trade receivables acquired in the Xinca acquisition.

4.	Regarding the April 14, 2024 SY Culture acquisition, please include a footnote containing the business combination disclosures required by ASC 805-10-50 and ASC 805-20-50-1(c). Based on the disclosure in Notes 5, 8 and 9 it appears that SY Culture comprises over 25% of your total assets.

Response: In response to this comment, the Company advises the Staff that the footnotes to the financial statements have been updated to include the business combination disclosures required by ASC 805-10-50 and ASC 805-20-50-1(c) with respect to the April 14, 2024 acquisition of SY Culture. The Company further clarifies that, as disclosed in Notes 5, 8, and 9, SY Culture’s assets amount to $403,697, which represents approximately 5.7% of the Company’s total assets as of the reporting date.

Note 9. Other Non-current Assets, page 14

5.	Please expand your disclosure to fully describe the transaction that generated the prepaid rent asset. Quantify the number of months of rent that was prepaid and explain the business purpose for this transaction in light of your adverse liquidity position. Reconcile your disclosure with the Note 12 statement that your leases expire in 2024.

Response: In response to this comment, the Company advises the Staff that Note 9 has been updated to provide additional details regarding the transaction that generated the prepaid rent asset.

Note 11. Warrants, page 14

6.	We note that the warrant liability comprises 49% of your total liabilities. Please revise your filing to disclose the accounting guidance that you are using in the valuation of this liability. In this regard, it is not clear why there have been no fair value adjustments since December 31, 2022.

Response: In response to this comment, the Company advises the Staff that the lack of fair value adjustments since December 31, 2022, is due to the fact that when the warrants were initially issued, the exercise price of the warrants was below the stock price, resulting in the recognition of a liability. However, from December 31, 2022, to September 30, 2024, the exercise price of the warrants has consistently been higher than the stock price. In consultation with our prior auditors, it was determined that reclassifying the liability as a gain during this period would not be appropriate. Therefore, no fair value adjustments have been made to the warrant liability during this timeframe.

Results of Operations, page 39

7.	As previously requested, please ensure that you quantify the impact of both price and volume fluctuations on your fish trading and catering business revenues. Quantify the revenue generated by each business activity for all periods presented. Quantify the impact of your 2024 Xinca and Sy Media acquisitions on your revenues and operating results. Clearly explain why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024. Explain your page 41 statement that “there is no substantial doubt as to our ability to continue as a going concern” given the factors identified in the prior staff comment. Please read Item 303 of Regulation S-K.

2

Response: In response to this comment, the Company advises the Staff that the 10-Q has been updated to address the Staff’s observations.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

3